File No. 70-9849
70-10067

CERTIFICATE OF NOTIFICATION

(RULE 24)

SECURITIES AND EXCHANGE COMMISSION

BY

NATIONAL GRID TRANSCO PLC

In accordance with the order of the Securities and Exchange Commission ("Commission") dated January 16, 2002, Holding Company Act Release No. 27490 (the "January 2002 Order") and the Order of the Commission dated October 16, 2002, Holding Company Act Release No. 27577 (the "October 2002 Order"), National Grid Transco plc ("National Grid"), formerly National Grid Group plc, hereby submits its report for the period April 1, 2003 to September 30, 2003 (the "reporting period")[1]. The January 2002 Order and the October 2002 Order shall be referred to herein collectively as the "Orders". Following is a listing of the applicable reporting requirements contained in the Orders (each, a "Reporting Requirement"), together with the response thereto. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meaning set forth in the January 2002 Order.

In this report a conversion ratio of 1 GBP to 1.67 US Dollars has been used. The exchange rate conversion is provided solely for convenience and should not be taken to mean that the pound sterling amounts have been, could have been, or could be converted to US Dollars at the rates indicated or at any other rates.

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Reporting Requirement No. 1: The principal amount, interest rate, term, number of shares, market price per share, sales price per share (if other than market price) and aggregate proceeds, as applicable, of any securities issued by National Grid during the reporting period, including securities issued to dividend reinvestment plans and employee benefit plans.

Response:

Shares issues during the reporting period:

Date	No. of National Grid Ordinary Shares Issued	Details of Issue	Market Price / and Sale Price per share (if different)	Proceeds GBP	Proceeds USD
4/16/03	251,011	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price - 344p or 314.5p per share. Closing mid-market 409.5p per share	796,328	1,329,867
4/29/03	66,634	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price - 344p or 314.5p per share. Closing mid-market 407p per share	210,979	352,334
5/27/03	91,568	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price - 350p or 344p or 314.5p per share. Closing mid-market 416p per share	290,319	484,833
5/30/03	49,058	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price - 350p or 344p or 314.5p per share. Closing mid-market 394.5p per share	155,990	260,504
6/23/03	109,464	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price - 350p or 344p or 314.5p per share. Closing mid-market 400p per share	347,918	581,022
7/23/03	191,738	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price - 350p or 344p or 314.5p per share. Closing mid-market 393p per share	608,504	1,016,202
8/8/03	30,692	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price - 350p or 344p or 314.5p per share. Closing mid-market 388.5p per share	97,981	163,628
8/26/03	81,058	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price - 350p or 344p or 314.5p per share. Closing mid-market 393p per share	256,827	428,902
9/22/03	313,184	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price - 350p or 344p or 314.5p per share. Closing mid-market 390.5p per share	993,800	1,659,646

Other securities issued during the reporting period:

Date	Issuer	Interest Rate	Type of Security	Maturity Date	Proceeds GBP	Proceeds USD
06/11/03	National Grid Transco	5%	€600,000,000 5.00 per cent. Instruments due 2018	07/02/18	420,344,683	701,975,620
07/11/03	National Grid Transco	3.75%	€500,000,000 3.75 per cent. Instruments due 2008	07/22/08	350,287,236	584,979,683
07/25/03	National Grid Transco	€75,000,000 floating rate instruments	€75,000,000 libor+37bp Instruments due 2005	08/11/05	52,543,085	87,746,953
08/21/03	National Grid Transco	JPY 2,000,000,000 floating rate instruments	JPY 2,000,000,000 YLibor+8bp Instruments due 2005	02/07/05	10,851,801	18,122,508

All the above instruments were issued under the Euro 4,000,000,000 Euro Medium Term Note Program

Movements in short-term borrowings during the reporting period:

There have been no movements in short-term borrowings during the reporting period.

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Reporting Requirement No. 2: The amount of guarantees issued during the reporting period by National Grid, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee.

Response:

National Grid issued a guarantee to National Australia Bank Ltd as the guarantee trustee for a syndicate of lenders to NG Australia LLP, an indirect subsidiary of National Grid Holdings Limited. This A$630 loan facility was established for the purpose of financing the development and construction of the Basslink electricity interconnector project. Under the terms of this guarantee, National Grid guarantees the payment of all principal monies, interest, commission, liquidated damages, charges, expenses, and other monies which may from time to time become payable by NG Australia LLP under the applicable Finance Contract and related documents; if NG Australia LLP defaults on any guaranteed payment, then National Grid is required to pay the sum in default on demand. The guarantee expires when all guaranteed payments have been made; this loan facility is due for repayment by 6 December 2006.

Guarantees given by National Grid in favor of third parties in relation to ISDA Master Agreements signed between the third party and a subsidiary of National Grid, as follows:

Date of guarantee	Guaranteed party	Subsidiary of National Grid party to relevant ISDA Master Agreement	Amount outstanding under ISDA Master Agreement and guaranteed at 30 September 2003*
18 July 2003	Deutsche Bank AG, London	NGG Finance plc	£Nil
18 July 2003	Fleet National Bank	NGG Finance plc	£Nil
28 July 2003	JPMorgan Chase Bank	NGG Finance plc	£Nil
19 August 2003	Deutsche Bank AG, London	NGG Finance (No 1) Limited	£Nil
19 August 2003	AIG Financial Products Corp	NGG Finance (No 1) Limited	£Nil
19 August 2003	Banque AIG London Branch	NGG Finance (No 1) Limited	£Nil

* During the reporting period, National Grid has given various guarantees to swap counterparties in relation to International Swaps and Derivatives Association, Inc. ("ISDA") agreements signed by two financing subsidiaries (NGG Finance plc and NGG Finance (No 1) Limited). The amounts guaranteed varies according to the number of derivative transactions in existence between the National Grid financing subsidiary and the counterparty, and whether or not the National Grid financing subsidiary owes or is owed money relating to these transactions. At September 30, 2003, the amount guaranteed was £Nil, since the swaps in existence between the relevant parties all reflected money owed to the relevant National Grid financing subsidiary.

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Reporting Requirement No. 3: National Grid's aggregate investment, as defined under Rule 53, in EWGs and FUCOs as of the end of the reporting period in dollars and as a percentage of National Grid's consolidated retained earnings, and a description of EWG and FUCO investments during the reporting period.

Response:

A.
As of September 30, 2003, National Grid's consolidated retained earnings calculated in accordance with US GAAP were GBP 2,162,154,700 (USD 3,610,798,400) - excluding Other Comprehensive loss (OCL) of GBP (1,360,000,000) (USD (2,271,200,000). Retained earnings, including OCL were GBP 802,154,700 (USD 1,339,598,400).

B.
National Grid's aggregate investment, as defined in Rule 53, in EWGs and FUCOs as of September 30, 2003 was GBP 8,951,302,200 (USD 14,948,674,700). Such aggregate investment is calculated on the basis of cost accounting.

C.
National Grid's aggregate investment in EWGs and FUCOs as a percentage of its consolidated retained earnings was 414% as of September 30, 2003. Under the October 2002 Order, National Grid was authorized to invest up to USD 20,000,000,000 in FUCOs. National Grid had USD 5,051,325,300 of unused FUCO investment authority based on the aggregate investment as of the end of the reporting period.

D.
The change in National Grid's aggregate investment in FUCO's and EWG's reflects movements under guarantees; otherwise, no major EWG or FUCO investments were made during the reporting period. As of the prior reporting period ended March 31, 2003, using a conversion ratio at that time of 1 GBP to 1.58 USD, National Grid's aggregate investment, as defined in Rule 53, in EWGs and FUCOs was GBP 8,904,364,000 (USD 14,068,895,120).

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Reporting Requirement No. 4: The aggregate amount of securities and the aggregate amount of guarantees issued and outstanding by National Grid since the date of the Order.

Response: Please see Exhibit A-1 attached hereto.

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Reporting Requirement No. 5: A list of the securities issued by the Intermediate Holding Companies during the reporting period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified and a brief explanation of the procedure followed to determine the market rate of interest charged, as applicable.

Response:

Issuing Company	Acquiring Company	Initial Principal	Interest Rate	Term of Loan	GBP Balance at 09/30/03	USD Balance at 09/30/03
National Grid USA	National Grid Transco	USD 1,275,000,000	1.08%*	On demand	763,473,054	1,275,000,000
National Grid Holdings Inc.	National Grid Holdings Ltd	USD 225,000,000	1.04%*	On demand	134,730,539	225,000,000

* Interest rates are based on 30-day commercial paper and represent an average for the period ending September 30, 2003.

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Reporting Requirement No. 6: The amount and terms of any short-term debt issued by any Utility Subsidiary, and a list of the deposits and withdrawals by company from the system money pool during the reporting period.[2]

Response:

Other than the money pool borrowings reported below, there has been no short-term debt issued by Utility Subsidiaries during the reporting period.

Net Money Pool Balances as of the End of the Reporting Period by Participating Company *

National Grid USA Subsidiary	Net Amount on Deposit	Net Amount of Borrowings
National Grid USA	$568,000,000
Massachusetts Electric Company		$194,550,000
The Narragansett Electric Company		20,400,000
Granite State Electric Company	6,850,000
Nantucket Electric Company		2,275,000
New England Power Company	306,725,000
Niagara Mohawk Power Corporation		672,500,000
New England Hydro-Transmission Electric Co., Inc.	1,200,000
New England Hydro-Transmission Corporation		1,175,000
New England Electric Transmission Corporation		2,425,000
EUA Energy Investment	20,500,000
National Grid USA Service Company, Inc.		9,950,000
Total	$903,275,000	$903,275,000

* A list of all deposits and withdrawals by company from the system money pool during the reporting period is available to the Commission upon request.

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Reporting Requirement No. 7: The amount and terms of any nonexempt financings consummated by any Utility Subsidiary during the reporting period.

Response: None

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Reporting Requirement No. 8: The amount and terms of any nonexempt financings consummated by any Nonutility Subsidiary during the reporting period.

Response: None

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Reporting Requirement No. 9: A retained earnings analysis of each company in the National Grid USA system, detailing Gross Earnings (as that term is defined in the Commission's Order dated March 15, 2000, National Grid Group plc, Holding Co. Act Release No. 27154) or income available for dividends, dividends paid out of each capital account, and the resulting capital account balances at the end of the reporting period.

Response: Please see Exhibit A-2 attached hereto.

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Reporting Requirement No. 10: A table showing, as of the end of the reporting period, the dollar and percentage components of the capital structures of National Grid, National Grid Holdings One, each Intermediate Holding Company, and each company in the National Grid USA system.

Response:

For National Grid, National Grid Holdings One, and each Intermediate Holding Company, please see Exhibit A-3 attached hereto.

For the National Grid USA system companies, please see Exhibit A-4 attached hereto.

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Reporting Requirement No. 11: If any National Grid USA subsidiary borrows from an associated company on the FUCO side of the National Grid system, National Grid will: (a) list a minimum of three other sources of funds and their rates and terms; and (b) provide a cost/benefit rationale, consistent with the procedure described in the Application for determining available market rates, explaining why funding from the FUCO associate was the best option.

Response:

There were no loans during the reporting period to any National Grid USA subsidiary from an associated company on the FUCO side of the National Grid system.

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Reporting Requirement No. 12: Identification of: (a) all entities established directly or indirectly by National Grid during the reporting period under the authorization granted by the January 2002 Order ("New Entities"); (b) the business purpose(s) of those entities; (c) the significant assets held by those entities; and (d) the owner(s) of those entities, including the percentage of interests in those entities held by the owners.

Response:

During the reporting period, National Grid established no financing entities to facilitate financings by issuing to third parties income preferred securities or other authorized or exempt securities.

During the reporting period National Grid neither acquired nor established, directly or indirectly, any Intermediate Subsidiaries organized for the purpose of acquiring, financing and holding securities of one or more existing or future Nonutility Subsidiaries.

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Reporting Requirement No. 13: Copies of National Grid's filings on Form 20-F and semiannual reports to shareholders.

Response: Filed under cover of Form SE as Exhibit A-5.

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Reporting Requirement No. 14[3]: A current calculation of National Grid's "aggregate investment" in FUCO investments as a percentage of its "consolidated retained earnings," as both terms are defined by Rule 53(a).

Response: Please see Item C of Reporting Requirement No. 3, above.

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Reporting Requirement No. 15: A statement of National Grid's "aggregate investment" in FUCO investments (as defined by Rule 53(a)) as a percentage of the following: total capitalization, net utility plant, total consolidated assets, and market value of common equity, all as of the end of the reporting period.

Response:

As of September 30, 2003, National Grid's aggregate investment in FUCO investments as a percentage of:

A.	Total capitalization:	37%
B.	Net utility plant:	41%
C.	Total consolidated assets:	25%
D.	Market value of common equity:	76%

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Reporting Requirement No. 16: Consolidated capitalization ratios of National Grid and each of its public-utility subsidiaries as of the end of the reporting period.

Response: Please see Exhibits A-3 and A-4 attached hereto.

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Reporting Requirement No. 17: The market-to-book ratio of National Grid's common stock at the end of the reporting period.

Response:

As of September 30, 2003, the market-to-book ratio of National Grid's common stock was 1.3.

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Reporting Requirement No. 18: An analysis of National Grid's consolidated earnings that segregates total earnings attributable to FUCOs from those which are attributable to National Grid's other subsidiaries as of the end of the reporting period.

Response:

As described in more detail in the half year results of National Grid filed on Form 6K on 20 November, 2003, SEC File No. 001-14958, National Grid 's consolidated earnings, under UK GAAP, for the six months ended September 30, 2003 before exceptional items and goodwill amortization were £299m ($499m), on revenues of £4,187m ($6,992m).

In the UK, National Grid's electricity and gas transmission business, delivered underlying operating profit of £387m ($646m) compared to £396m ($661m) in the same period last year. Delivery of our planned efficiency and merger savings has largely offset the one off connection-related fee we received last year. We are well on track to reduce UK Transmission Owner controllable costs by 11% real over the three years to March 2006, representing delivery of the Staying Ahead programme and merger benefits. The UK electricity transmission business is owned, indirectly, by National Grid Holdings Limited and the UK gas transmission business is owned, indirectly, by Lattice Group plc; both these companies are FUCOs.

In the UK gas distribution business, underlying operating profit increased by £42m ($70m) to £50m ($84m), primarily as a result of lower controllable costs and timing effects of replacement expenditure, more than offsetting the increased pension charges and the impact of warm weather. The level of controllable costs within the business is now at the level assumed by Ofgem for 2006.The UK gas distribution business is owned, indirectly, by Lattice Group plc.

In the US, underlying operating profit was £291m ($486m), compared to £343m ($573m) in the same period last year. This includes £214m ($357m) from electricity distribution (including £58m ($97m) from stranded cost recovery), £70m ($117m) from transmission and £7m ($12m) from the gas business. In addition to the adverse effect from weather, as expected, underlying operating profit from our US businesses was impacted by the expected reduction in the recovery of stranded costs and the continued weakness of the dollar, partially offset by continued reductions in controllable costs.

National Grid has continued to rationalise its portfolio of non-core businesses. The exit from various non-core businesses has improved underlying operating profit from other activities, including joint ventures and discontinued operations by £32m ($53m) to £87m ($145m). Gridcom UK has aggressively cut its overheads by 36% through a combination of merger and efficiency savings allowing it to break even for the first time, a £9m ($15m) improvement in underlying operating profit.

Under US GAAP National Grid revenues in the six months ended 30 September 2003 were £4,202m ($7,017m) and net income was £216m ($361m). Operating profit for UK gas distribution and UK electricity and gas transmission was £115m ($192m) and £375m ($626m) respectively.

A conversion ratio of 1 GBP to 1.67 US Dollars has been used.

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Reporting Requirement No. 19: A statement of National Grid's authorized FUCO investment limit and the amount of unused investment authority based on the aggregate investment as of the end of the semiannual period.

Response: Please see Item C of Reporting Requirement No. 3, above.

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Reporting Requirement No. 20: A statement of revenues and net income of each of National Grid's FUCOs for the twelve months (or six months, as applicable) ended as of the end of the semiannual period (such statement to indicate which FUCOs were acquired during the reporting period).

Response:

At October 21, 2002, National Grid completed its merger with Lattice Group plc as contemplated by the October 2002 Order. In connection with this transaction Lattice Group plc became a FUCO within the National Grid system.

A.
National Grid Holdings Limited consolidated revenues calculated in accordance with US GAAP for the six months ended September 30, 2003 were GBP 806,094,400 (USD 1,346,177,600). Lattice Group plc's consolidated revenues calculated in accordance with US GAAP for the six months ended September 30, 2003 were GBP 1,252,358,100 (USD 2,091,438,100).

B.
National Grid Holdings Limited consolidated net income calculated in accordance with US GAAP for the six months ended September 30, 2003 was GBP 156,725,100 (USD 261,730,900). Lattice Group plc's consolidated net loss calculated in accordance with US GAAP for the six months ended September 30, 2003 was GBP (4,605,900) (USD(7,691,900)).

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SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File Nos. 70-9849 and 70-10067) to be signed on its behalf by the undersigned thereunto duly authorized.

NATIONAL GRID TRANSCO PLC

            s/ John G. Cochrane
By: _____________________________
            John G. Cochrane
            Authorized Representative

Date: November 26, 2003

EXHIBIT INDEX

Exhibit	Description	Page
Exhibit A-1	Aggregate amount of National Grid securities and guarantees Issued since March 15, 2000 and Outstanding as of the end of the reporting period	Filed herewith
Exhibit A-2	Retained Earnings analysis of National Grid USA	Filed herewith
Exhibit A-3	National Grid Capitalization Table	Filed herewith
Exhibit A-4	Capital Structure of National Grid USA Companies	Filed herewith
Exhibit A-5	Copies of National Grid's filings on Form 20-F and semiannual reports to shareholders	Filed under cover of Form SE

Exhibit A-1

Aggregate amount of National Grid securities and guarantees
issued since March 15, 2000 through January 15, 2002 and
outstanding as of the end of the reporting period

National Grid Holdings One plc (formerly National Grid Group plc) as at September 30, 2003

Type of Security	GBP	USD
Ordinary shares, including options and warrants	59,702,465	99,703,117
Preferred stock	None	None
Bank debt	0	0
Commercial paper	None	None
Bond issues - straight	0	0
Bond issues - convertible	None	None
Guarantees

0

0

Total
	59,702,465	99,703,117

Securities and guarantees issued by NGG Finance plc are no longer included in the aggregate securities and guarantees of National Grid Holdings One plc, as NGG Finance plc is no longer a directly held subsidiary of National Grid Holdings One plc but is now a direct subsidiary of National Grid Transco plc.

Aggregate amount of National Grid securities and guarantees
Issued since January 16, 2002 and
Outstanding as of the end of the reporting period

National Grid Transco plc (formerly National Grid Group plc) as at September 30, 2003

Type of Security	GBP	USD
Ordinary shares, including options and warrants	7,827,081	13,071,225
Preferred stock	None	None
Bank debt	0	0
Commercial paper	450,757,473	752,764,980
Bond issues - straight	2,235,224,410	3,732,824,765
Bond issues - convertible	None	None
Guarantees	298,049,595	497,742,824
Total
	2,991,858,559	4,996,403,794

Securities and guarantees issued by National Grid Transco plc are taken to include those of its direct subsidiary NGG Finance plc.

Exhibit A-2

RETAINED EARNINGS ANALYSIS OF NATIONAL GRID USA
FOR THE REPORTING PERIOD APRIL 1, 2003 THROUGH SEPTEMBER 30, 2003
AND RESULTING CAPITAL BALANCES1
AT SEPTEMBER 30, 2003
($MM)
	Massachusetts Electric Company	The Narragansett Electric Company	Granite State Electric Company	Nantucket Electric Company	Niagara Mohawk Power Corporation	New England Power Company[3]	New England Hydro Transmission-Electric Co., Inc.	New England Hydro Transmission Corporation	New England Hydro Finance Company, Inc.
Retained Earnings (Deficit) - Beginning of Period	169.5	107.3	9.3	1.6	85.7	214.2	0.3	0.3	-
Net Income (Loss)	33.1	23.0	1.4	0.4	45.9	36.8	2.7	1.6	-
Gross Retained Earnings (Deficit)	202.6	130.3	10.7	2.0	131.6	251.0	3.0	1.9	-

Dividends Paid on Preferred Stock	0.2	0.2	-	-	2.7	-	-	-	-
Dividends Paid on Common Stock	-	-	-	-	-	-	2.7	1.7
Premium on Redemption of Preferred Stock	-	0.1	-	-	-	-	-	-	-
Repurchase of Common Stock	0.2	-	-	-	-	-	-	-	-
Retained Earnings Adjustment	-	-	-	-			-	-	-
Retained Earnings (Deficit) - End of Period	202.2	130.0	10.7	2.0	128.9	251.0	0.3	0.2	-

Dividends Paid on Common Stock:
Out of Retained Earnings	-	-	-	-	-	-	2.7	1.7	-
Out of Capital Surplus	-	-	-	-	-	-	-	-	-
Out of Capital	-	-	-	-	-	-	-	-	-
Total Dividends Paid on Common Stock	-	-	-	-	-	-	2.7	1.7	-

Common Stock	60.0	56.6	6.0	-	187.4	72.4	2.2	0.1	-
Premium on Common Stock	-	-	-	-	-	-	9.6	4.9	-
Other Paid-In Capital	1,509.0	805.6	40.0	22.5	2928.5	732.0	18.8	13.4	-
Unappropriated Retained Earnings (Deficit)	202.2	130.0	10.7	2.0	128.9	251.0	0.3	0.2	-
Other Comprehensive Income	(152.6)	(89.4)	(6.1)	(0.4)	(5.4)	-	-	-	-
Total Common Equity	1,618.6	902.8	50.6	24.1	3,239.4	1055.4	30.9	18.6	-

Exhibit A-2 (Continued)

RETAINED EARNINGS ANALYSIS OF NATIONAL GRID USA
FOR THE REPORTING PERIOD APRIL 1, 2003 THROUGH SEPTEMBER 30, 2003
AND RESULTING CAPITAL BALANCES1
AT SEPTEMBER 30, 2003
($MM)

	New England Electric Transmission Corporation	National Grid USA (Parent)	Niagara Mohawk Holdings, Inc.	Opinac North America, Inc.	Opinac Energy, Inc.	NM Receivables Corp. II	NM Receivables, LLC	NM Properties, Inc.[2]
Retained Earnings - Beginning of Period	0.2	388.4	60.3	0.2	-	-	4.0	-
Net Income (Loss)	0.3	146.6	41.1	-	-	-	(0.4)	-
Gross Retained Earnings	0.5	535.0	101.4	0.2	-	-	3.6	-

Dividends Paid on Preferred Stock	-	-	-	-	-	-	-	-
Dividends Paid on Common Stock	0.3	-	-	-	-	-	-	-
Premium on Redemption of Preferred Stock	-	-	-	-	-	-	-	-
Repurchase of Common Stock	0.1	-	-	-	-	-	-	-
Retained Earnings Adjustment	-	-	-	-	-	-	-	-
Retained Earnings - End of Period	0.1	535.0	101.4	0.2	-	-	3.6	-

Dividends Paid on Common Stock
Out of Retained Earnings	0.3	-	-	-	-	-	-	-
Out of Capital Surplus	-	-	-	-	-	-	-	-
Out of Capital	-	-	-	-	-	-	-	-
Total Dividends Paid on Common Stock	0.3	-	-	-	-	-	-	-

Common Stock	-	-	1.9	-	-	-	-	-
Premium on Common Stock	-	-	-	-	-	-	-	-
Other Paid-In Capital	0.2	7,099.0	3,146.1	13.4	-	-	217.2	-
Unappropriated Retained Earnings	0.1	535.0	101.4	0.2	-	-	3.6	-
Treasury Stock, At Cost	-	-	-	-	-	-	-	-
Reacquired Capital Stock	-	-	-	-	-	-	-	-
Other Comprehensive Income	-	(7.3)	(5.4)	-	-	-	-	-
Translation Adjustment	-	-	-	-	-	-	-	-
Total Common Equity	0.3	7,626.7	3,244.0	13.6	-	-	220.8	-

Exhibit A-2 (Continued)

RETAINED EARNINGS ANALYSIS OF NATIONAL GRID USA
FOR THE REPORTING PERIOD APRIL 1, 2003 THROUGH SEPTEMBER 30, 2003
AND RESULTING CAPITAL BALANCES1
AT SEPTEMBER 30, 2003
($MM)

	EUA Energy Investment Corp.	Metrowest Realty, LLC	Wayfinder Group, Inc.	NEES Communications, Inc.	National Grid Communications, Inc.	GridAmerica Holdings, Inc	GridAmerica LLC	NEES Energy, Inc.
Retained Earnings - Beginning of Period	4.2	2.9	0.9	(16.4)	(0.6)	-	-	-
Net Income (Loss)	(0.5)	0.4	-	1.4	(0.2)	0.9	1.4	-
Gross Retained Earnings	3.7	3.3	0.9	(15.0)	(0.8)	-	-	-

Dividends Paid on Preferred Stock	-	-	-	-	-	-	-	-
Dividends Paid on Common Stock	-	-	-	-	-	-	-	-
Premium on Redemption of Preferred Stock	-	-	-	-	-	-	-	-
Repurchase of Common Stock	-	-	-	-	-	-	-	-
Retained Earnings Adjustment	-	-	-	-	-	-	-	-
Retained Earnings - End of Period	3.7	3.3	0.9	(15.0)	(0.8)	0.9	1.4	-

Dividends Paid on Common Stock
Out of Retained Earnings	-	-	-	-	-	-	-	-
Out of Capital Surplus	-	-	-	-	-	-	-	-
Out of Capital	-	-	-	-	-	-	-	-
Total Dividends Paid on Common Stock	-	-	-	-	-	-	-	-

Common Stock	-	-	-	-	-	0.2	0.1	-
Premium on Common Stock	-	-	-	-	-	-	-	-
Other Paid-In Capital	15.6	2.1	(5.4)	125.2	-	-	-	(6.5)
Unappropriated Retained Earnings	3.7	3.3	0.9	(15.0)	(0.8)	0.9	1.4	-
Treasury Stock, At Cost	-	-	-	-	-	-	-	-
Reacquired Capital Stock	-	-	-	-	-	-	-	-
Other Comprehensive Income	-	-	-	-	-	-	-	-
Translation Adjustment	-	-	-	-	-	-	-	-
Total Common Equity	19.3	5.4	(4.5)	110.2	(0.8)	1.1	1.5	(6.5)

Exhibit A-2 (Continued)

RETAINED EARNINGS ANALYSIS OF NATIONAL GRID USA
FOR THE REPORTING PERIOD APRIL 1, 2003 THROUGH SEPTEMBER 30, 2003
AND RESULTING CAPITAL BALANCES1
AT SEPTEMBER 30, 2003
($MM)

	Atlantic Western Consulting	National Grid USA Service Company, Inc.	National Grid Transmission Services Corporation	National Grid USA CONSOLIDATED
Retained Earnings - Beginning of Period	-	0.5	(0.2)	388.4
Net Income (Loss)	-	0.2	-	146.6
Gross Retained Earnings	-	0.7	(0.2)	535.0

Dividends Paid on Preferred Stock	-	-	-	-
Dividends Paid on Common Stock	-	0.5	-	-
Premium on Redemption of Preferred Stock	-	-	-	-
Repurchase of Common Stock	-	-	-	-
Retained Earnings Adjustment	-	-	-	-
Retained Earnings - End of Period	0.0	0.2	(0.2)	535.0

Dividends Paid on Common Stock
Out of Retained Earnings	-	0.5	-	-
Out of Capital Surplus	-	-	-	-
Out of Capital	-	-	-	-
Total Dividends Paid on Common Stock	-	-	-	-

Common Stock	-	-	-	-
Premium on Common Stock	-	-	-	-
Other Paid-In Capital	2.0	10.7	-	7,099.0
Unappropriated Retained Earnings	-	0.2	(0.2)	535.0
Treasury Stock, At Cost	-	-	-	-
Reacquired Capital Stock	-	-	-	-
Other Comprehensive Income	-	0.4	-	(256.1)
Translation Adjustment	-	-	-	-
Total Common Equity	2.0	11.3	(0.2)	7,377.9

Note:
1Certain of National Grid USA's direct and indirect subsidiaries are either inactive, in the process of being dissolved, or had minor activity in the reporting period; this Exhibit does not list such National Grid USA direct or indirect subsidiaries which represent, in aggregate, less than 0.5% of the total equity or less than .02% of the total net income of National Grid USA Consolidated.
2 NM Properties, Inc. and its subsidiaries are currently seeking to divest the real estate held by it and its subsidiaries, and dissolve such subsidiaries where appropriate, as described in Post-Effective Amendment No. 3 to an Application/Declaration on Form U-1 in file number 70-9849.
3 New England Power company owns minority equity investments in the following entities not listed above: Connecticut Yankee Atomic Power Co., Maine Yankee Atomic Power Co., Vermont Yankee Nuclear Power Corp., and Yankee Atomic Electric Co.

Exhibit A-3
NATIONAL GRID
CAPITALIZATION TABLE
AT SEPTEMBER 30, 2003

	National Grid (consolidated)		National Grid Holdings One plc		National Grid Holdings Ltd (consolidated)		National Grid (US) Holdings Limited		National Grid (US) Investments 4
	$MM	%	$MM	%	$MM	%	$MM	%	$MM	%
Common stockholders' funds	15,272.5	38.1	2,824.1	27.9	2,965.6	35.1	1,399.4	97.3	1,826.3	21.3
Preferred stockholders' funds	-	-	-	-	-	-	-	-	-	-
Short - term debt	3,765.8	9.4	7,283.8	72.1	973.2	11.5	38.3	2.7	6,746.4	78.7
Long - term debt	20,966.7	52.2	-	-	4,520.0	53.4	-	-	-	-
Equity minority interests	22.7	0.1	-	-	-	-	-	-	-	-
Preference stock issued by subsidiaries	77.8	0.2	-	-	-	-	-	-	-	-
Total capitalization	40,105.5	100.0	10,107.9	100.0	8,458.8	100.0	1,437.7	100.0	8,572.7	100.0

	National Grid US (Partner) 1 Limited		National Grid US (Partner) 2 Limited		National Grid General Partnership		National Grid Holdings Inc.
	$MM	%	$MM	%	$MM	%	$MM	%
Common stockholders' funds	3,760.6	100.0	38.0	100.0	3,798.6	100.0	3,654.2	48.7
Preferred stockholders' funds	-	-	-	-	-	-	-	-
Short - term debt	-	-	-	-	-	-	3,852.3	51.3
Long - term debt	-	-	-	-	-	-	-	-
Equity minority interests	-	-	-	-	-	-	-	-
Preference stock issued by subsidiaries	-	-	-	-	-	-	-	-
Total capitalization	3,760.6	100.0	38.0	100.0	3,798.6	100.0	7,506.5	100.0

The above table excludes all current accounts (both payables and receivables) relating to trading, interest, and dividends and other intercompany balances not designated as debt.

Except where stated as consolidated, the numbers presented above are on the basis of equity accounting for investments held in subsidiary undertakings.

Exhibit A-4

CAPITAL STRUCTURE OF NATIONAL GRID USA COMPANIES1
AT SEPTEMBER 30, 2003

	National Grid USA Consolidated
	($MM)	(%)
Short-term debt	1,927.8	15.0
Long-term debt	3,439.6	26.8
Preferred stock	77.8	0.6
Minority interest	22.9	0.2
Common stock equity	7,377.9	57.4
Total	12,846.0	100.0

	Massachusetts Electric Company		The Narragansett Electric Company		Granite State Electric Company		Nantucket Electric Company		Niagara Mohawk Power Corporation
	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)
Short-term debt	199.6	9.5	20.4	2.0	-	-	2.4	5.0	905.5	11.3
Long-term debt	273.2	13.1	79.7	8.0	15.0	22.9	21.6	44.9	3,777.4	47.4
Preferred stock	4.7	0.2	5.3	0.5	-	-	-	-	66.5	0.8
Minority interest	-	-	-	-	-	-	-	-	-	-
Common stock equity	1,618.6	77.2	902.8	89.5	50.6	77.1	24.1	50.1	3,239.4	40.5
Total	2,096.1	100.0	1,008.2	100.0	65.6	100.0	48.1	100.0	7,988.8	100.0

	New England Power Company[3]		New England Hydro Transmission-Electric Co., Inc.		New England Hydro Transmission Corporation		New England Hydro Finance Company, Inc.		New England Electric Transmission Corporation
	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)
Short-term debt	-	-	6.5	8.5	5.2	11.1	10.4	14.3	2.4	88.9
Long-term debt	410.3	28.0	39.2	51.2	23.2	49.3	62.4	85.7	-	-
Preferred stock	1.3	0.1	-	-	-	-	-	-	-	-
Minority interest	-	-	-	-	-	-	-	-	-	-
Common stock equity	1,055.4	71.9	30.9	40.3	18.6	39.6	-	-	0.3	11.1
Total	1,467.0	100.0	76.6	100.0	47.0	100.0	72.8	100.0	2.7	100.0

.
Exhibit A-4 (Continued)

CAPITAL STRUCTURE OF NATIONAL GRID USA COMPANIES1
AT SEPTEMBER 30, 2003

	National Grid USA (Parent)		Niagara Mohawk Holdings, Inc.		Opinac North America, Inc.		Opinac Energy, Inc.		NM Receivables Corp. II		NM Receivables LLC
	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)
Short-term Debt	1,679.3	18.0	-	-	0.9	6.2	-	-	-	-	-	-
Long-term Debt	-	-	-	-	-	-	-	-	-	-	-	-
Preferred Stock	-	-	-	-	-	-	-	-	-	-	-	-
Minority Interest	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock Equity	7,626.7	82.0	3,244.0	100.0	13.6	93.8	-	-	-	-	220.8	100.0
Total	9,306.0	100.0	3,244.0	100.0	14.5	100.0	-	-	-	-	220.8	100.0

	NEES Energy, Inc.		EUA Energy Investment Corp.		Metrowest Realty LLC		Wayfinder Group, Inc.		NEES Communications, Inc.		National Grid Communications, Inc.
	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)
Short-term Debt	-	-	-	-	-	-	-	-	-	-	-	-
Long-term Debt	5.5	100.0	-	-	4.1	43.2	6.4	100.0	92.9	45.7	3.0	100.0
Preferred Stock	-	-	-	-	-	-	-	-	-	-	-	-
Minority Interest	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock Equity	(6.5)	N/A	19.3	100.0	5.4	56.8	(4.5)	N/A	110.2	54.3	(0.8)	N/A
Total	(1.0)	100.0	19.3	100.0	9.5	100.0	1.9	100.0	203.1	100.0	2.2	N/A

	National Grid USA Service Company, Inc.		National Grid Transmission Services Corporation		GridAmerica Holdings, Inc.		GridAmerica LLC		NM Properties, Inc[2]		Atlantic Western Consulting, Inc.
	($MM)	(%)	($MM)	(%)	($MM)	($MM)	(%)	(%)	($MM)	(%)	($MM)	(%)
Short-term Debt	903.3	98.8	-	-	-	-	-	-	-	-	-	-
Long-term Debt	-	-	0.2	100.0	-	-	-	-	-	-	-	-
Preferred Stock	-	-	-	-	-	-	-	-	-	-	-	-
Minority Interest	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock Equity	11.3	1.2	(0.2)	N/A	1.1	100.0	1.5	100.0	-	-	2.0	100.0
Total	914.6	100.0	(0.0)	100.0	1.1	100.0	1.5	100.0	-	-	2.0	100.0

Note:
1Certain of National Grid USA's direct and indirect subsidiaries are either inactive, in the process of being dissolved, or had minor activity in the reporting period; this Exhibit does not list such National Grid USA direct or indirect subsidiaries which represent, in aggregate, less than 0.5% of the total equity or less than .02% of the total net income of National Grid USA Consolidated.
2 NM Properties, Inc. and its subsidiaries are currently seeking to divest the real estate held by it and its subsidiaries, and dissolve such subsidiaries where appropriate, as described in Post-Effective Amendment No. 3 to an Application/Declaration on Form U-1 in file number 70-9849.
3 New England Power company owns minority equity investments in the following entities not listed above: Connecticut Yankee Atomic Power Co., Maine Yankee Atomic Power Co., Vermont Yankee Nuclear Power Corp., and Yankee Atomic Electric Co.

[1] The reporting requirements contained in Appendix B of the January 2002 Order replaced the reporting requirements imposed by National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000) and National Grid Group plc, Holding Co. Act Release No. 27455 (October 22, 2001).
[2] This reporting requirement replaces the one required by New England Electric System, Holding Co. Act Release No. 26768 (October 29, 1997) as supplemented by Holding Co. Act Releases No. 26811 (June 2, 1998), No. 27381 (April 19, 2001) and No. 27414 (June 6, 2001).
[3] Reporting Requirements 14 through 20 were added by the October 2002 Order.